FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 02, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appendix 1

Income statement reconciliations
and Segmental analysis

Appendix 1 Income statement reconciliations and Segmental analysis

Income statement reconciliations

	Quarter ended
	30 September 2012			30 June 2012			30 September 2011
	Managed	Reallocation of one-off items	Statutory	Managed	Reallocation of one-off items	Statutory	Managed	Reallocation of one-off items	Statutory
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest receivable	4,529	-	4,529	4,774	-	4,774	5,371	-	5,371
Interest payable	(1,656)	(2)	(1,658)	(1,801)	(2)	(1,803)	(2,293)	(1)	(2,294)

Net interest income	2,873	(2)	2,871	2,973	(2)	2,971	3,078	(1)	3,077

Fees and commissions receivable	1,403	-	1,403	1,450	-	1,450	1,452	-	1,452
Fees and commissions payable	(341)	-	(341)	(314)	-	(314)	(304)	-	(304)
Income from trading activities	769	(435)	334	931	(274)	657	282	675	957
(Loss)/gain on redemption of own debt	-	(123)	(123)	-	-	-	-	1	1
Other operating income (excluding insurance net premium income)	822	(1,039)	(217)	469	(75)	394	549	1,835	2,384
Insurance net premium income	932	-	932	929	-	929	1,036	-	1,036

Non-interest income	3,585	(1,597)	1,988	3,465	(349)	3,116	3,015	2,511	5,526

Total income	6,458	(1,599)	4,859	6,438	(351)	6,087	6,093	2,510	8,603

Staff costs	(1,943)	(116)	(2,059)	(2,036)	(107)	(2,143)	(1,963)	(113)	(2,076)
Premises and equipment	(552)	(45)	(597)	(523)	(21)	(544)	(584)	(20)	(604)
Other administrative expenses	(770)	(489)	(1,259)	(936)	(220)	(1,156)	(858)	(104)	(962)
Depreciation and amortisation	(374)	(56)	(430)	(382)	(52)	(434)	(416)	(69)	(485)

Operating expenses	(3,639)	(706)	(4,345)	(3,877)	(400)	(4,277)	(3,821)	(306)	(4,127)

Profit before other operating charges	2,819	(2,305)	514	2,561	(751)	1,810	2,272	2,204	4,476
Insurance net claims	(596)	-	(596)	(576)	-	(576)	(734)	-	(734)

Operating profit/(loss) before impairment losses	2,223	(2,305)	(82)	1,985	(751)	1,234	1,538	2,204	3,742
Impairment losses	(1,176)	-	(1,176)	(1,335)	-	(1,335)	(1,536)	(202)	(1,738)

Operating profit/(loss)	1,047	(2,305)	(1,258)	650	(751)	(101)	2	2,002	2,004

Appendix 1 Income statement reconciliations and Segmental analysis (continued)

Income statement reconciliations (continued)

	Quarter ended
	30 September 2012			30 June 2012			30 September 2011
	Managed	Reallocation of one-off items	Statutory	Managed	Reallocation of one-off items	Statutory	Managed	Reallocation of one-off items	Statutory
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Operating profit/(loss)	1,047	(2,305)	(1,258)	650	(751)	(101)	2	2,002	2,004
Own credit adjustments (1)	(1,455)	1,455	-	(518)	518	-	2,622	(2,622)	-
Asset Protection Scheme (2)	1	(1)	-	(2)	2	-	(60)	60	-
Payment Protection Insurance costs	(400)	400	-	(135)	135	-	-	-	-
Sovereign debt impairment	-	-	-	-	-	-	(142)	142	-
Interest rate hedge adjustments on impaired available-for-sale sovereign debt	-	-	-	-	-	-	(60)	60	-
Amortisation of purchased intangible assets	(47)	47	-	(51)	51	-	(69)	69	-
Integration and restructuring costs	(257)	257	-	(213)	213	-	(233)	233	-
(Loss)/gain on redemption of own debt	(123)	123	-	-	-	-	1	(1)	-
Strategic disposals	(23)	23	-	160	(160)	-	(49)	49	-
Bonus tax	-	-	-	-	-	-	(5)	5	-
RFS Holdings minority interest	(1)	1	-	8	(8)	-	(3)	3	-

(Loss)/profit before tax	(1,258)	-	(1,258)	(101)	-	(101)	2,004	-	2,004
Tax charge	(30)	-	(30)	(290)	-	(290)	(791)	-	(791)

(Loss)/profit from continuing operations	(1,288)	-	(1,288)	(391)	-	(391)	1,213	-	1,213
Profit/(loss) from discontinued operations, net of tax	5	-	5	(4)	-	(4)	6	-	6

(Loss)/profit for the period	(1,283)	-	(1,283)	(395)	-	(395)	1,219	-	1,219
Non-controlling interests	(3)	-	(3)	5	-	5	7	-	7
Preference share dividends	(98)	-	(98)	(76)	-	(76)	-	-	-

(Loss)/profit attributable to ordinary and B shareholders	(1,384)	-	(1,384)	(466)	-	(466)	1,226	-	1,226

Notes:

(1)
Reallocation of £435 million loss (Q2 2012 - £271 million loss; Q3 2011 - £735 million gain) to income from trading activities and £1,020 million loss (Q2 2012 - £247 million loss; Q3 2011 - £1,887 million gain) to other operating income.

(2)	Reallocation to income from trading activities.

Appendix 1 Income statement reconciliations and Segmental analysis (continued)

Income statement reconciliations (continued)

	Nine months ended
	30 September 2012			30 September 2011
	Managed	Reallocation of one-off items	Statutory	Managed	Reallocation of one-off items	Statutory
	£m	£m	£m	£m	£m	£m

Interest receivable	14,320	-	14,320	16,183	(7)	16,176
Interest payable	(5,467)	(12)	(5,479)	(6,570)	(1)	(6,571)

Net interest income	8,853	(12)	8,841	9,613	(8)	9,605

Fees and commissions receivable	4,340	-	4,340	4,794	-	4,794
Fees and commissions payable	(945)	-	(945)	(887)	-	(887)
Income from trading activities	2,964	(1,761)	1,203	3,071	(132)	2,939
Gain on redemption of own debt	-	454	454	-	256	256
Other operating income (excluding insurance premium income)	2,016	(2,586)	(570)	2,122	1,795	3,917
Insurance net premium income	2,799	-	2,799	3,275	-	3,275

Non-interest income	11,174	(3,893)	7,281	12,375	1,919	14,294

Total income	20,027	(3,905)	16,122	21,988	1,911	23,899

Staff costs	(6,200)	(572)	(6,772)	(6,382)	(303)	(6,685)
Premises and equipment	(1,625)	(79)	(1,704)	(1,703)	(74)	(1,777)
Other administrative expenses	(2,525)	(906)	(3,431)	(2,557)	(1,078)	(3,635)
Depreciation and amortisation	(1,150)	(182)	(1,332)	(1,192)	(170)	(1,362)

Operating expenses	(11,500)	(1,739)	(13,239)	(11,834)	(1,625)	(13,459)

Profit before other operating charges	8,527	(5,644)	2,883	10,154	286	10,440
Insurance net claims	(1,821)	-	(1,821)	(2,439)	-	(2,439)

Operating profit before impairment losses	6,706	(5,644)	1,062	7,715	286	8,001
Impairment losses	(3,825)	-	(3,825)	(5,747)	(1,044)	(6,791)

Operating profit/(loss)	2,881	(5,644)	(2,763)	1,968	(758)	1,210

Appendix 1 Income statement reconciliations and Segmental analysis (continued)

Income statement reconciliations (continued)

	Nine months ended
	30 September 2012			30 September 2011
	Managed	Reallocation of one-off items	Statutory	Managed	Reallocation of one-off items	Statutory
	£m	£m	£m	£m	£m	£m

Operating profit/(loss)	2,881	(5,644)	(2,763)	1,968	(758)	1,210
Own credit adjustments (1)	(4,429)	4,429	-	2,386	(2,386)	-
Asset Protection Scheme (2)	(44)	44	-	(697)	697	-
Payment Protection Insurance costs	(660)	660	-	(850)	850	-
Sovereign debt impairment	-	-	-	(875)	875	-
Interest rate hedge adjustments on impaired available-for-sale sovereign debt	-	-	-	(169)	169	-
Amortisation of purchased intangible assets	(146)	146	-	(169)	169	-
Integration and restructuring costs	(930)	930	-	(586)	586	-
Gain on redemption of own debt	454	(454)	-	256	(256)	-
Strategic disposals	129	(129)	-	(22)	22	-
Bonus tax	-	-	-	(27)	27	-
RFS Holdings minority interest	(18)	18	-	(5)	5	-

(Loss)/profit before tax	(2,763)	-	(2,763)	1,210	-	1,210
Tax charge	(459)	-	(459)	(1,436)	-	(1,436)

Loss from continuing operations	(3,222)	-	(3,222)	(226)	-	(226)
Profit from discontinued operations, net of tax	6	-	6	37	-	37

Loss for the period	(3,216)	-	(3,216)	(189)	-	(189)
Non-controlling interests	16	-	16	(10)	-	(10)
Preference share dividends	(174)	-	(174)	-	-	-

Loss attributable to ordinary and B shareholders	(3,374)	-	(3,374)	(199)	-	(199)

Notes:

(1)
Reallocation of £1,715 million loss (nine months ended 30 September 2011 - £565 million gain) to income from trading activities and £2,714 million loss (nine months ended 30 September 2011 - £1,821 million gain) to other operating income.

(2)	Reallocation to income from trading activities.

Appendix 1 Income statement reconciliations and Segmental analysis (continued)

Segmental analysis
In January 2012, the Group announced the reorganisation of its wholesale businesses into 'Markets' and 'International Banking'. Divisional results are presented based on the new organisational structure. The Group also revised its allocation of funding and liquidity costs and capital for the new divisional structure as well as for a new methodology. In addition, the Group had previously included movements in the fair value of own derivative liabilities within the Markets operating segment. These movements are now combined with movements in the fair value of own debt in a single measure, 'own credit adjustments' and presented as a reconciling item. Refer to 'presentation of information' on page 4 of the main announcement for further details. Comparatives have been restated accordingly.

Analysis of divisional operating profit/(loss)
The following tables provide an analysis of divisional operating profit/(loss) by main income statement captions. The divisional income statements on pages 20 to 62 of the main announcement reflect certain presentational reallocations as described in the notes below. These do not affect the overall operating profit/(loss).

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment (losses)/ recoveries	Operating profit/(loss)
Quarter ended 30 September 2012	£m	£m	£m	£m	£m	£m	£m

UK Retail	990	252	1,242	(637)	-	(141)	464
UK Corporate	729	409	1,138	(523)	-	(247)	368
Wealth	185	107	292	(219)	-	(8)	65
International Banking	227	308	535	(348)	-	(12)	175
Ulster Bank	163	50	213	(126)	-	(329)	(242)
US Retail & Commercial	492	288	780	(536)	-	(21)	223
Markets (1)	14	1,028	1,042	(753)	-	6	295
Direct Line Group (2)	61	838	899	(194)	(596)	-	109
Central items	(67)	334	267	(91)	-	-	176

Core	2,794	3,614	6,408	(3,427)	(596)	(752)	1,633
Non-Core (3)	79	(29)	50	(212)	-	(424)	(586)

Managed basis	2,873	3,585	6,458	(3,639)	(596)	(1,176)	1,047
Reconciling items
Own credit adjustments (4)	-	(1,455)	(1,455)	-	-	-	(1,455)
Asset Protection Scheme (5)	-	1	1	-	-	-	1
Payment Protection Insurance costs	-	-	-	(400)	-	-	(400)
Amortisation of purchased intangible assets	-	-	-	(47)	-	-	(47)
Integration and restructuring costs	-	-	-	(257)	-	-	(257)
Loss on redemption of own debt	-	(123)	(123)	-	-	-	(123)
Strategic disposals	-	(23)	(23)	-	-	-	(23)
RFS Holdings minority interest	(2)	3	1	(2)	-	-	(1)

Statutory basis	2,871	1,988	4,859	(4,345)	(596)	(1,176)	(1,258)

Notes:

(1)	Reallocation of £3 million between net interest income and non-interest income to record interest on financial assets and liabilities designated as at fair value through profit or loss.
(2)
Total income includes £48 million investment income, of which £29 million is included in net interest income and £19 million in non-interest income. Reallocation of £32 million between non-interest income and net interest income in respect of instalment income.

(3)
Reallocation of £7 million between net interest income and non-interest income in respect of funding costs of rental assets, £12 million and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £5 million.

(4)	Comprises £435 million loss included in 'Income from trading activities' and £1,020 million loss included in 'Other operating income' on a statutory basis.
(5)	Included in 'Income from trading activities' on a statutory basis.

Appendix 1 Income statement reconciliations and Segmental analysis (continued)

Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment (losses)/ recoveries	Operating profit/(loss)
Quarter ended 30 June 2012	£m	£m	£m	£m	£m	£m	£m

UK Retail	988	242	1,230	(653)	-	(140)	437
UK Corporate	772	439	1,211	(518)	-	(181)	512
Wealth	178	125	303	(227)	-	(12)	64
International Banking	234	327	561	(367)	-	(27)	167
Ulster Bank	160	46	206	(128)	-	(323)	(245)
US Retail & Commercial	492	323	815	(558)	-	(28)	229
Markets	32	1,034	1,066	(796)	-	(19)	251
Direct Line Group (1)	68	866	934	(223)	(576)	-	135
Central items	1	110	111	(145)	-	2	(32)

Core	2,925	3,512	6,437	(3,615)	(576)	(728)	1,518
Non-Core (2)	48	(47)	1	(262)	-	(607)	(868)

Managed basis	2,973	3,465	6,438	(3,877)	(576)	(1,335)	650
Reconciling items
Own credit adjustments (3)	-	(518)	(518)	-	-	-	(518)
Asset Protection Scheme (4)	-	(2)	(2)	-	-	-	(2)
Payment Protection Insurance costs	-	-	-	(135)	-	-	(135)
Amortisation of purchased intangible assets	-	-	-	(51)	-	-	(51)
Integration and restructuring costs	-	-	-	(213)	-	-	(213)
Strategic disposals	-	160	160	-	-	-	160
RFS Holdings minority interest	(2)	11	9	(1)	-	-	8

Statutory basis	2,971	3,116	6,087	(4,277)	(576)	(1,335)	(101)

Notes:

(1)
Total income includes £73 million investment income, of which £37 million is included in net interest income and £36 million in non-interest income. Reallocation of £31 million between non-interest income and net interest income in respect of instalment income.

(2)
Reallocation of £38 million between net interest income and non-interest income in respect of funding costs of rental assets, £40 million and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £2 million.

(3)	Comprises £271 million loss included in 'Income from trading activities' and £247 million loss included in 'Other operating income' on a statutory basis.
(4)	Included in 'Income from trading activities' on a statutory basis.

Appendix 1 Income statement reconciliations and Segmental analysis (continued)

Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment (losses)/ recoveries	Operating profit/(loss)
Quarter ended 30 September 2011	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,086	292	1,378	(673)	-	(195)	510
UK Corporate	753	453	1,206	(547)	-	(230)	429
Wealth	152	118	270	(221)	-	(4)	45
International Banking (1)	293	357	650	(408)	-	(14)	228
Ulster Bank	196	60	256	(137)	-	(327)	(208)
US Retail & Commercial	482	289	771	(563)	-	(85)	123
Markets (2)	(9)	456	447	(800)	-	5	(348)
Direct Line Group (3)	84	949	1,033	(215)	(695)	-	123
Central items	(88)	105	17	66	(1)	(4)	78

Core	2,949	3,079	6,028	(3,498)	(696)	(854)	980
Non-Core (4)	129	(64)	65	(323)	(38)	(682)	(978)

Managed basis	3,078	3,015	6,093	(3,821)	(734)	(1,536)	2
Reconciling items
Own credit adjustments (5)	-	2,622	2,622	-	-	-	2,622
Asset Protection Scheme (6)	-	(60)	(60)	-	-	-	(60)
Sovereign debt impairment	-	-	-	-	-	(142)	(142)
Interest rate hedge adjustments on impaired available-for-sale sovereign debt	-	-	-	-	-	(60)	(60)
Amortisation of purchased intangible assets	-	-	-	(69)	-	-	(69)
Integration and restructuring costs	-	-	-	(233)	-	-	(233)
Gain on redemption of own debt	-	1	1	-	-	-	1
Strategic disposals	-	(49)	(49)	-	-	-	(49)
Bonus tax	-	-	-	(5)	-	-	(5)
RFS Holdings minority interest	(1)	(3)	(4)	1	-	-	(3)

Statutory basis	3,077	5,526	8,603	(4,127)	(734)	(1,738)	2,004

Notes:

(1)	Reallocation of £9 million between net interest income and non-interest income in respect of funding costs of rental assets.
(2)	Reallocation of £3 million between net interest income and non-interest income to record interest on financial assets and liabilities designated as at fair value through profit or loss.
(3)
Total income includes £72 million investment income, of which £49 million is included in net interest income and £23 million in non-interest income. Reallocation of £35 million between non-interest income and net interest income in respect of instalment income.

(4)
Reallocation of £54 million between net interest income and non-interest income in respect of funding costs of rental assets, £53 million and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £1 million.

(5)	Comprises £735 million gain included in 'Income from trading activities' and £1,887 million gain included in 'Other operating income' on a statutory basis.
(6)	Included in 'Income from trading activities' on a statutory basis.

Appendix 1 Income statement reconciliations and Segmental analysis (continued)

Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment (losses)/ recoveries	Operating profit/(loss)
Nine months ended 30 September 2012	£m	£m	£m	£m	£m	£m	£m

UK Retail	2,979	760	3,739	(1,925)	-	(436)	1,378
UK Corporate	2,257	1,293	3,550	(1,574)	-	(604)	1,372
Wealth	542	343	885	(681)	-	(30)	174
International Banking (1)	712	926	1,638	(1,125)	-	(74)	439
Ulster Bank	488	145	633	(384)	-	(1,046)	(797)
US Retail & Commercial	1,480	871	2,351	(1,729)	-	(68)	554
Markets (2)	62	3,780	3,842	(2,457)	-	(15)	1,370
Direct Line Group (3)	213	2,586	2,799	(650)	(1,821)	-	328
Central items	(71)	341	270	(238)	-	(32)	-

Core	8,662	11,045	19,707	(10,763)	(1,821)	(2,305)	4,818
Non-Core (4)	191	129	320	(737)	-	(1,520)	(1,937)

Managed basis	8,853	11,174	20,027	(11,500)	(1,821)	(3,825)	2,881
Reconciling items
Own credit adjustments (5)	-	(4,429)	(4,429)	-	-	-	(4,429)
Asset Protection Scheme (6)	-	(44)	(44)	-	-	-	(44)
Payment Protection Insurance costs	-	-	-	(660)	-	-	(660)
Amortisation of purchased intangible assets	-	-	-	(146)	-	-	(146)
Integration and restructuring costs	-	-	-	(930)	-	-	(930)
Gain on redemption of own debt	-	454	454	-	-	-	454
Strategic disposals	-	129	129	-	-	-	129
RFS Holdings minority interest	(12)	(3)	(15)	(3)	-	-	(18)

Statutory basis	8,841	7,281	16,122	(13,239)	(1,821)	(3,825)	(2,763)

Notes:

(1)	Reallocation of £9 million between net interest income and non-interest income in respect of funding costs of rental assets.
(2)	Reallocation of £5 million between net interest income and non-interest income to record interest on financial assets and liabilities designated as at fair value through profit or loss.
(3)
Total income includes £211 million investment income, of which £119 million is included in net interest income and £92 million in non-interest income. Reallocation of £94 million between non-interest income and net interest income in respect of instalment income.

(4)
Reallocation of £96 million between net interest income and non-interest income in respect of funding costs of rental assets, £103 million and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £7 million.

(5)	Comprises £1,715 million loss included in 'Income from trading activities' and £2,714 million loss included in 'Other operating income' on a statutory basis.
(6)	Included in 'Income from trading activities' on a statutory basis.

Appendix 1 Income statement reconciliations and Segmental analysis (continued)

Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment (losses)/ recoveries	Operating profit/(loss)
Nine months ended 30 September 2011	£m	£m	£m	£m	£m	£m	£m

UK Retail	3,270	929	4,199	(2,039)	-	(597)	1,563
UK Corporate	2,334	1,352	3,686	(1,611)	-	(557)	1,518
Wealth	477	347	824	(637)	-	(12)	175
International Banking (1)	876	1,086	1,962	(1,247)	-	(112)	603
Ulster Bank	559	162	721	(415)	-	(1,057)	(751)
US Retail & Commercial	1,404	843	2,247	(1,626)	-	(261)	360
Markets (2)	47	3,676	3,723	(2,734)	-	19	1,008
Direct Line Group (3)	261	2,888	3,149	(637)	(2,183)	-	329
Central items	(164)	175	11	93	-	(2)	102

Core	9,064	11,458	20,522	(10,853)	(2,183)	(2,579)	4,907
Non-Core (4)	549	917	1,466	(981)	(256)	(3,168)	(2,939)

Managed basis	9,613	12,375	21,988	(11,834)	(2,439)	(5,747)	1,968
Reconciling items
Own credit adjustments (5)	-	2,386	2,386	-	-	-	2,386
Asset Protection Scheme (6)	-	(697)	(697)	-	-	-	(697)
Payment Protection Insurance costs	-	-	-	(850)	-	-	(850)
Sovereign debt impairment	-	-	-	-	-	(875)	(875)
Interest rate hedge adjustments on impaired available-for-sale sovereign debt	-	-	-	-	-	(169)	(169)
Amortisation of purchased intangible assets	-	-	-	(169)	-	-	(169)
Integration and restructuring costs	(2)	(3)	(5)	(581)	-	-	(586)
Gain on redemption of own debt	-	256	256	-	-	-	256
Strategic disposals	-	(22)	(22)	-	-	-	(22)
Bonus tax	-	-	-	(27)	-	-	(27)
RFS Holdings minority interest	(6)	(1)	(7)	2	-	-	(5)

Statutory basis	9,605	14,294	23,899	(13,459)	(2,439)	(6,791)	1,210

Notes:

(1)	Reallocation of £30 million between net interest income and non-interest income in respect of funding costs of rental assets.
(2)	Reallocation of £9 million between net interest income and non-interest income to record interest on financial assets and liabilities designated as at fair value through profit or loss.
(3)
Total income includes £205 million investment income, of which £156 million is included in net interest income and £49 million in non-interest income. Reallocation of £105 million between non-interest income and net interest income in respect of instalment income.

(4)
Reallocation of £159 million between net interest income and non-interest income in respect of funding costs of rental assets, £155 million and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £4 million.

(5)	Comprises £565 million gain included in 'Income from trading activities' and £1,821 million gain included in 'Other operating income' on a statutory basis.
(6)	Included in 'Income from trading activities' on a statutory basis.

Appendix 2

Businesses outlined for
disposal

Appendix 2 Businesses outlined for disposal

To comply with EC State Aid requirements the Group agreed to make a series of divestments by the end of 2013: the disposal of a majority interest in Direct Line Group, Global Merchant Services and its interest in RBS Sempra Commodities JV. The Group also agreed to dispose of its RBS England and Wales and NatWest Scotland branch-based businesses, along with certain SME and corporate activities across the UK ('UK branch-based businesses'). The disposals of Global Merchant Services and RBS Sempra Commodities JV businesses have now effectively been completed.

On 12 October 2012, the Group announced that it had received notification of Santander's decision to pull out of its agreed purchase of certain of the Group's UK branched-based businesses. Santander's decision follows extensive work by both parties to separate the businesses into a largely standalone form and to prepare the business, customers and staff for transfer. RBS intends to initiate a new process of disposal following discussion with HM Treasury and the European Commission.

The Direct Line Group IPO prospectus was published on 28 September 2012 and the shares were admitted to listing on 16 October 2012. RBS Group sold 520.8 million ordinary shares in Direct Line Group, representing 34.7% of the total share capital, generating gross proceeds of £911 million. This was consistent with the already communicated plan to divest control of Direct Line Group in stages, with control ceded by the end of 2013 and complete disposal by the end of 2014.

Direct Line Group reached agreement with RBS Group in September 2012 for an arm's-length, five year distribution agreement for the continued provision of general insurance products post-divestment. Residual IT services will also be provided under a Transitional Services Agreement.

The table below shows total income and operating profit of Direct Line Group and the UK branch-based businesses.

	Total income		Operating profit before impairments		Operating profit
	YTD Q3 2012	FY 2011	YTD Q3 2012	FY 2011	YTD Q3 2012	FY 2011
	£m	£m	£m	£m	£m	£m

Direct Line Group (1)	2,799	4,286	328	407	328	407
UK branch-based businesses	672	959	360	518	262	319

Total	3,471	5,245	688	925	590	726

The table below shows the estimated risk-weighted assets, total assets and capital of the businesses identified for disposal.

	RWAs		Total assets		Capital
	30 September 2012	31 December 2011	30 September 2012	31 December 2011	30 September 2012	31 December 2011
	£bn	£bn	£bn	£bn	£bn	£bn

Direct Line Group (1)	n/m	n/m	13.1	13.9	3.5	4.4
UK branch-based businesses (2)	10.2	11.1	19.0	19.3	1.0	1.1

Total	10.2	11.1	32.1	33.2	4.5	5.5

Notes:

(1)
Total income includes investment income of £211 million (FY 2011 - £302 million). Total assets and estimated capital include approximately £0.9 billion of goodwill, of which £0.7 billion is attributed to Direct Line Group by RBS Group.

(2)	Estimated notional equity based on 10% of RWAs.

Appendix 2 Businesses outlined for disposal (continued)

Further information on the UK branch-based businesses by division is shown in the tables below:

	Division		Total
	UK Retail	UK Corporate	YTD Q3 2012	FY 2011
	£m	£m	£m	£m

Income statement
Net interest income	241	256	497	689
Non-interest income	64	111	175	270

Total income	305	367	672	959

Direct expenses
- staff	(53)	(64)	(117)	(158)
- other	(70)	(42)	(112)	(166)
Indirect expenses	(46)	(37)	(83)	(117)

	(169)	(143)	(312)	(441)

Operating profit before impairment losses	136	224	360	518
Impairment losses	(42)	(56)	(98)	(199)

Operating profit	94	168	262	319

Analysis of income by product
Loans and advances	86	224	310	436
Deposits	58	108	166	245
Mortgages	106	-	106	134
Other	55	35	90	144

Total income	305	367	672	959

Net interest margin	4.64%	3.03%	3.64%	3.57%
Employee numbers (full time equivalents rounded to the nearest hundred)	2,700	1,600	4,300	4,400

	Division			Total
	UK Retail	UK Corporate	Markets	30 September 2012	31 December 2011
	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Total third party assets (excluding mark-to- market derivatives)	7.4	11.2	-	18.6	18.9
Loans and advances to customers (gross)	7.6	11.7	-	19.3	19.5
Customer deposits	8.5	12.9	-	21.4	21.8
Derivative assets	-	-	0.4	0.4	0.4
Derivative liabilities	-	-	-	-	0.1
Risk elements in lending	0.5	0.9	-	1.4	1.5
Loan:deposit ratio	86%	88%	-	87%	86%
Risk-weighted assets	3.5	6.7	-	10.2	11.1

Index

Page

Accounting policies	74

Analysis of results	13
Balance sheet	19
Capital resources and ratios	18
Impairment losses	16
Net-interest income	13
Non-interest income	14
One-off and other items	17
Operating expenses	15

Available-for-sale reserve	86

Average balance sheet	68

Balance sheet
Consolidated	65
Summary	19

Basis of preparation	74

Business divestments
Businesses outlined for disposal	Appendix 2
Notes	82

Capital	92
Analysis of results	18
Capital resources	93
Risk asset ratios	92

Central items	54

Consolidated financial statements	63
Consolidated balance sheet	65
Consolidated income statement	63
Consolidated statement of changes in equity	71
Consolidated statement of comprehensive income	64
Notes	74

Contacts	xii

Contingent liabilities and commitments	86

Index (continued)

Page

Debt securities	109

Direct Line Group	48

Dividends	80

Divisional performance	20
Central Items	54
Direct Line Group	48
International Banking	31
Markets	44
Non-Core	56
UK Corporate	26
UK Retail	23
Ulster Bank	35
US Retail & Commercial	38
Wealth	29

Earnings per share	81

Employees
Costs	76
Employee numbers	22

Financial instruments	84

Forward-looking statements	3

Funded assets by division	21

Group Chief Executive's comment	iv

Highlights	i

Impairment
Analysis of results	16
Problem debt management	112

Income statement
Consolidated	63
Summary	10

International Banking	31

Index (continued)

Page

Litigation, investigations and reviews	87

Markets	44

Net interest income	13

Non-Core	56

Non-interest income	14

One-off and other items	17

Operating expenses
Analysis of results	15
Notes	76

Other developments	89

Outlook	xi

Payment Protection Insurance	76

Post balance sheet events	91

Presentation of information	4

Results presentation	xii

Results summary - statutory	9

Risk and balance sheet management	92
Capital	92
Country risk	127
Credit risk	105
Liquidity and funding risk	97
Market risk	122

Risk-weighted assets
By division	22
Capital	92

Segmental analysis	Appendix 1

Share consolidation	80

Index (continued)

Page

Statement of changes in equity	71

Statement of comprehensive income	64

Strategic Plan	xi

Tax	78

UK Corporate	26

UK Retail	23

Ulster Bank	35

US Retail & Commercial	38

Value-at-risk (VaR)	124

Wealth	29

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 02 November 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary